SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                 Form 40-F    X

                Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No    X

PLACER DOME INC.

MATERIAL CHANGE REPORT

Form 53-901F - Securities Act (British Columbia)
Form 27 - Securities Act (Alberta)
Form 25 - Securities Act (Saskatchewan)
Form 27 - Securities Act (Ontario)
Securities Act (Quebec), section 73
Form 27 - Securities Act (Nova Scotia)
Form 26 - Securities Act (Newfoundland)

1.    Reporting Issuer

          Placer Dome Inc.
          P.O. Box 49330
          Bentall Postal Station
          1600 -1055 Dunsmuir Street
          Vancouver, British Columbia
          V7X 1P1

2.    Date of Material Change

          September 24, 2003

3.    Press Release

         A press release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on September 24, 2003.

4.    Summary of Material Change

         Placer Dome Inc. (NYSE, TSX, ASX: PDG), through a wholly owned subsidiary, Getchell Gold Corporation, which is a wholly owned subsidiary of Placer Dome America Holding Corporation, a wholly owned subsidiary of Placer Dome Inc., has agreed to enter into a joint venture with Newmont Mining Corporation at Turquoise Ridge in Nevada. Placer Dome will own 75% of the joint venture and will be the operator.

5.    Full Description of Material Change

        (all figures in US$ unless otherwise stated)

         Placer Dome Inc. (NYSE, TSX, ASX: PDG), through a wholly owned subsidiary, Getchell Gold Corporation, which is a wholly owned subsidiary of Placer Dome America Holding Corporation, a wholly owned subsidiary of Placer Dome Inc., has agreed to enter into a joint venture with Newmont Mining Corporation at Turquoise Ridge in Nevada. Placer Dome will own 75% of the joint venture and will be the operator.

         Newmont will acquire a 25% equity position in the Turquoise Ridge and Getchell deposits. Under an ore sale agreement, Newmont will purchase up to 1,800 tonnes per day of joint venture ore at cost and process it at their nearby Twin Creeks mill. Placer Dome and Newmont will each contribute their pro-rata share of mine development funding requirements, including capital costs and environmental closure expenses related to future joint venture operations. The joint venture is limited to an area of influence surrounding the Turquoise Ridge shaft. Placer Dome retains 100% ownership of properties outside the area of influence.

         Placer Dome will realize significant savings in the form of lower operating costs and improved recoveries, which are expected to reduce cash and total costs to approximately $190 and $230 per ounce, respectively, from the original estimates of $215 and $265 per ounce. The 2% net smelter return royalty Placer Dome currently pays Newmont will be eliminated.

         For Placer Dome, the formation of the joint venture will also eliminate the $26 million in capital required to refurbish the existing mill on the Turquoise Ridge property. Additionally, Placer Dome’s expected life of mine capital investment in Turquoise Ridge will be reduced by over $40 million as Newmont contributes their pro-rata share of mine start-up capital, sustaining capital, and closure and reclamation expenses.

         The formation of the joint venture provides an opportunity to reduce the economic cut-off grade of the Turquoise Ridge deposits. This is expected to improve the continuity of the resource, significantly increase reserves, and extend the life of the mine beyond the existing nine-year plan. A revised production forecast, along with updated mineral resource and reserve estimates using the new cost structure and exploration data, will be announced with year-end results.

         The start-up of Placer Dome’s Turquoise Ridge mine was initiated in April. The mine is currently ramping up to its expected full production rate of 300,000 ounces per year by the end of 2004. The joint venture is expected to have an effective date of July 1, 2003, and is subject to the completion of formal documentation. Closing is anticipated by October 31, 2003.

6.    Confidentiality

         This report is not being filed on a confidential basis.

7.    Omitted Information

          None.

8.    Senior Officers

          For further information:

          J. Donald Rose
          Executive Vice-President, Secretary and General Counsel
          Telephone: (604) 682-7082
          Facsimile: (604) 661-3703

9.    Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

          DATED at Vancouver, British Columbia this 29th day of September, 2003.

By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.
(Registrant)
By: /s/ Geoffrey P. Gold
Geoffrey P. Gold
Vice-President, Assistant Secretary
and Associate General Counsel

Date: September 29, 2003